Exhibit 5.1

[Letterhead of McDermott Will & Emery LLP]

September 6, 2005

Kellwood Company

600 Kellwood Parkway

P.O. Box 14374

St. Louis, Missouri 63178

Re:	Kellwood Company Long-Term Incentive Plan of 2005 and Kellwood Company 2005 Stock Plan for Non-Employee Directors (the “Plans”)

Ladies and Gentlemen:

We have acted as counsel for Kellwood Company (the “Company”) in connection with the preparation and filing of a Registration Statement on Form S-8 (the “Registration Statement”) for the registration under the Securities Act of 1933, as amended, of 1,466,987 shares of the Company’s Common Stock, par value $0.01 per share (the “Common Stock”), which may be purchased pursuant to the Plans and 1,466,987 Preferred Stock Purchase Rights which currently are attached to, and trade with, the Common Stock.

We have examined or considered:

1. A copy of resolutions duly adopted by the Board of Directors of the Company relating to the Plans.

2. A copy of the Plans.

In addition to the examination outlined above, we have conferred with various officers of the Company and have ascertained or verified, to our satisfaction, such additional facts as we deemed necessary or appropriate for the purposes of this opinion.

Based on the foregoing, we are of the opinion that all legal and corporate proceedings necessary for the authorization, issuance and delivery of the shares of Common Stock under the Plans have been duly taken, and the related Common Stock, upon acquisition pursuant to the terms of the Plans, and the Preferred Stock Purchase Rights, will be duly authorized, legally and validly issued, fully paid and nonassessable.

We hereby consent to all references to our Firm in the Registration Statement and to the filing of this opinion by the Company as an Exhibit to the Registration Statement.

Very truly yours,

/s/ McDermott Will & Emery LLP